07069489

OMB APPROVAL	
OMB Number:	3235-0082
Expires:	December 31, 2009
Estimated average burden hours per response.....	30.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number: 333-14024

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanson Building Materials America, Inc.
300 E. John Carpenter Freeway
Suite 1645
Irving, Texas 75062

ANNUAL REPORT ON FORM 11-K
AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Hanson Building Materials America
Retirement Savings & Investment Plan for Collectively Bargained Employees
As of December 31, 2006 and 2005, and for the year ended December 31, 2006

Annual Report on Form 11-K

Audited Financial Statements and Supplemental Schedule

Hanson Building Materials America
Retirement Savings & Investment Plan
for Collectively Bargained Employees

As of December 31, 2006 and 2005, and for the year ended December 31, 2006

The following financial information of the Plan is submitted herewith:

Audited Financial Statements

Supplemental Schedule

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2100 Ross Avenue
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Registered Public Accounting Firm

Retirement Plans Committee
Hanson Building Materials America Inc.

We have audited the accompanying statements of net assets available for benefits of the Hanson Building Materials America Retirement Savings & Investment Plan for Collectively Bargained Employees as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 26, 2007

Hanson Building Materials America
Retirement Savings & Investment Plan
for Collectively Bargained Employees

Statements of Net Assets Available for Benefits

	December 31 2006	December 31 2005
Assets		
Beneficial interest in the Hanson Building Materials America Retirement Savings and Investment Plans Master Trust at fair value	$ 11,705,480	$ 11,058,569
Participants' contributions receivable	29,184	–
Employer contributions receivable	51,796	–
Participant loans receivable	816,543	784,079
Net assets available for benefits at fair value	12,603,003	11,842,648
Adjustments from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust	62,085	85,077
Net assets available for benefits	$ 12,665,088	$ 11,927,725

See accompanying notes.

Hanson Building Materials America
Retirement Savings & Investment Plan
for Collectively Bargained Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Net assets available for benefits at beginning of year	$ 11,927,725
Additions:	
Net increase resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Plans Master Trust	1,091,259
Loan interest income	37,351
Participants' contributions	978,748
Employer contributions	388,382
Total additions	2,495,740
Deductions:	
Distributions to participants	(977,097)
Transfers out	(769,167)
Administrative expenses	(12,113)
Total deductions	(1,758,377)
Net assets available for benefits at end of year	$ 12,665,088

See accompanying notes.

1. Summary of Significant Accounting Policies

Effective March 1, 2001, the Hanson Building Materials America Retirement Savings & Investment Plan for Collectively Bargained Employees (the "Plan") became a participating plan in the Hanson Building Materials America Retirement Savings and Investment Plans Master Trust (the "Master Trust") as described in Note 6. The change in the Plan's beneficial interest in the Master Trust resulting from investment activity is comprised of the Plan's share of interest, dividends and net appreciation (depreciation) of the related Master Trust's assets, which are maintained by the Trustee in separate accounts representing the Plan's equitable share in the Master Trust. Such equitable share is used solely for the payment of benefits, expenses and other charges properly allocable to the Plan.

The accounting records of the Plan are maintained on the accrual basis of accounting. Benefit payments are recorded when paid. Investments in Hanson PLC American Depository Shares ("ADS") are stated at fair value (see Note 2). Fair value of Hanson PLC ADS investment is determined by quoted market prices on active national securities exchanges with the resulting changes in value being recorded as net appreciation (depreciation) in fair value of investments. The participant loans are valued at their outstanding balances, which approximate fair value.

The investment in the Fidelity Managed Income Portfolio II – Class 2 (the "Portfolio"), a common collective trust, is recorded on the financial statements at fair value with an adjustment from fair value to contract value. The net asset value per unit is calculated as of the close of business of the New York Stock Exchange. It is the policy of the Portfolio to use its best efforts to maintain a stable net asset value of $1.00 per unit, although there is no guarantee that the Portfolio will be able to maintain that value. The fair value and contract value of the Portfolio are determined by Fidelity Management Trust Company, the Trustee of the Portfolio. Contract value represents contributions, plus earnings, less withdrawals and expenses (see Note 6).

Investments in shares of the mutual funds are valued at published market prices which represent the net asset values of shares held by the Plan at year-end. Fair value of these investments is determined each business day by an independent pricing service approved by the Fidelity Investments Board of Trustees with the resulting changes in value being

1. Summary of Significant Accounting Policies (continued)

recorded as net appreciation (depreciation) in fair value of investments. These mutual funds and Portfolio may have investments in derivatives. The derivatives may include repurchase agreements, options, forward futures contracts, foreign currency transactions, and forward foreign currency contracts. For detailed information on each fund's investments and concentrations of credit risk, the Prospectus and Annual Report are available from the Trustee.

Investments in the BrokerageLink Fund are recorded at fair value. Fair value of these investments is determined by quoted or published market prices in an active market, if available. For those securities with no quoted market prices, fair value is estimated by the Plan Trustee. As of December 31, 2006 and 2005, the Plan did not have assets in the BrokerageLink Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Trustee fees and costs and expenses incurred with regard to the purchase, sale and transfer of securities in connection with the operation of the Master Trust are allocated to the participating plans. Commissions for transactions in the BrokerageLink Fund are added to the purchase price of a security and deducted from the proceeds of a sale of a security within the applicable participant's account. Hanson Building Materials America, Inc. (the "Company" or "Employer") is the Plan Sponsor.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

The Company pays substantially all administrative expenses.

2. Description of the Plan

General

The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for purposes of receiving retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following information is included as a general description of the Plan. For more detailed information, the "Plan Document" is available at the Company and the Hanson Building Materials America's Corporate Office.

Participation

Participation in the Plan is available to certain employees of the Company and certain affiliates covered by a collective bargaining agreement under which the agreement specifically provides for participation and who are at least 21 years of age and who have worked at least 500 hours during a consecutive six-month period.

Employee Contributions

Participants in the Plan contribute pre-tax dollars. The majority of the participants of the Plan can authorize a payroll deduction of 1% to 17% of wages in 1% increments into the Plan. Employee contributions are subject to maximum limitations imposed by Section 402(g) of the Internal Revenue Code (the "Code"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions).

Employer Contributions

Participants belonging to the various unions receive Company matching or profit-sharing contributions in accordance with the provision of their respective collective bargaining agreements. Company matching and profit-sharing contributions follow participant contribution elections.

2. Description of the Plan (continued)

Investment Elections

All assets are invested in the Master Trust, except for participant loans. Prior to January 1, 2001, all employer matching contributions were invested only in Hanson PLC ADS under the Hanson Stock Fund. Participants were unable to transfer their employer match to any other investment. Effective January 1, 2001, the Plan was amended to allow Company matching and profit-sharing contributions to follow the investment election that a participant makes for his or her employee contributions; however, if the participant chooses to invest a percentage of employee contributions in the Hanson Stock Fund, the Company matching and profit sharing contributions must remain, once invested, in the Hanson Stock Fund until the participant reaches age 55 (see Note 11).

Benefit Payments

Withdrawals from the Plan are generally permitted when an employee terminates employment, retires, reaches age 59 1/2, becomes permanently disabled, or has a severe financial hardship as defined under the Plan. Generally, only one withdrawal is allowed in any 12-month period.

On termination of service, death, disability or retirement a participant may elect to receive a lump-sum distribution of their account. Distributions can be taken in cash or shares of Company stock and are subject to appropriate tax withholding and possible penalty, or can be rolled directly over to an IRA or another employer's qualified retirement plan.

Vesting

Participant contributions and earnings on those contributions are always 100% vested. Participants belonging to the various unions become vested in Company matching and profit-sharing contributions in accordance with the provisions of their respective collective bargaining agreements. Forfeitures of nonvested Employer contributions reduce future Employer contributions. Forfeitures used totaled $5,443 and $4,300 in 2006 and 2005, respectively.

2. Description of the Plan (continued)

Loans

Participants can borrow against their account balance. The minimum amount a participant may borrow is $1,000. Total loans to a participant generally cannot exceed the lesser of $50,000 or 50% of their account balance. The amount of any loan will be withdrawn in a ratio that is proportionate to the participant's balance in each investment fund. Loans shall bear interest at the prime lending rate (at the date of the loan) plus 1% and are repayable within five years from the date of borrowing with the exception of loans used to acquire a primary residence over a period determined by the Retirement Plans Committee of Hanson Building Materials America, Inc.

As loans are repaid, both the principal and interest are deposited to the participant's current investment fund elections. The vested portion of a participant's investment account is pledged as collateral for the loan.

Federal Income Taxes

Participants are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Employer until such time that their participating interest is distributed to them, provided that the Plan retains its qualified status (see Note 8).

Plan Termination

Although the Plan Sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In the event of termination, participants automatically become 100% vested in the balances of their individual accounts.

3. Transfers Out of the Plan

In 2006, $688,714 was transferred out of the Plan into The 401(k) Retirement Plan of Hanson Building Materials America (the "401(k) HBMA Plan"). This amount was substantially comprised of the account balances of the Fontana Roof Tile Plant employees who voted the union out and subsequently had their accounts transferred to the 401(k) HBMA Plan. In addition, $80,453 in loan activity for these participants was also transferred out of the Plan into the 401(k) HMBA Plan.

4. Employee Stock Ownership Feature

The Plan is intended to be a non-leveraged employee stock ownership plan (ESOP) satisfying the requirements of Section 4975(e) of the Code. The ESOP feature of the Plan is designed to be invested primarily in Employer securities, and, as such, the sole investment of the ESOP is the Hanson Stock Fund.

Voting Rights and Diversification

Each participant is entitled to exercise voting rights attributable to the shares of Hanson PLC ADS held in the participant's account and is notified by the Trustee prior to the time that such rights are to be exercised. Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Hanson PLC ADS into investments which are more diversified. Participants who are at least age 55 may elect to diversify a portion of their account.

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments as described in Note 2 is as follows:

	December 31 2006	December 31 2005
Net assets:		
Hanson Stock Fund at fair value	$ 607,508**	$309,480**

	Year ended December 31, 2006
Changes in net assets:	
Contributions	$ 72,625
Earnings and net realized and unrealized appreciation in fair value	154,558
Distributions to participants	(34,210)
Administrative expenses	(725)
Transfers from participant-directed accounts	105,780
	$ 298,028

** A portion of this balance is participant-directed.

6. Master Trust Information

The Master Trust was created in October 1996 for the purpose of investing the pooled assets of various defined contribution plans of the Company.

The Plan is one of three plans in the Master Trust and represents an approximate 4% interest in the Master Trust at December 31, 2006 and 2005.

6. Master Trust Information (continued)

Contributions of participants are invested in one or more of the funds established under the Master Trust as described below as well as in various mutual funds:

Hanson Stock Fund

This is a common stock fund consisting primarily of Hanson PLC ADS. When necessary, this fund will make an interim investment in the Trustee's Short-Term Investment Fund.

Managed Income Fund and Fidelity Managed Income Portfolio II – Class 2

The Fidelity Managed Income Portfolio II – Class 2 is an open-end commingled pool of fixed income securities, including a fully benefit-responsive contract, sponsored by the Trustee. The fund is managed to maintain a $1 unit price. The fair value of the fund is $103,640,741 and $103,205,706 at December 31, 2006 and 2005, respectively.

BrokerageLink Fund

The BrokerageLink Fund is an individual account with a registered broker-dealer which holds funds eligible to be transferred from the core funds at the direction of the participant in any tradable security subject to the limitations of the Department of Labor's Rules and Regulations.

6. Master Trust Information (continued)

Information included in the financial statements and the Master Trust related to the BrokerageLink Fund represents the aggregation of individual participant accounts and, as a result, the investment results presented are not representative of the results obtained by each participant in the BrokerageLink Fund. Individuals participating in the BrokerageLink Fund should refer to their individual participant account statements for information regarding their own investment performance.

Investments in the Fidelity Managed Income Portfolio II – Class 2 are valued based on the fair value of the underlying investments as determined by the Trustee then adjusted by the Trustee to contract value. The fund includes fully benefit-responsive investment contracts; therefore, the Plan adopted the requirements outlined in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and AICPA Statement of Position 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Defined Contribution Health and Welfare and Pension Plans* (the "FSP"). The FSP defines the circumstances in which an investment contract is considered fully-benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006 and 2005.

As required by the FSP, investments in fully benefit-responsive investment contracts in the accompanying Statements of Net Assets Available for Benefits are recognized at fair value with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for the period presented.

Income and net appreciation or depreciation of investments of the Master Trust is allocated to the participating plans based on the earnings of the funds in which participant accounts are invested.

6. Master Trust Information (continued)

Net assets of the Master Trust are as follows:

	December 31 2006	2005
Net assets:		
Investments at fair value:		
Mutual funds	$ 164,663,150	$ 138,437,553
Common collective trust	103,640,741	103,205,706
Hanson Stock Fund	35,452,200	26,724,019
Net assets at fair value	303,756,091	268,367,278
Adjustments from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust	1,242,663	1,535,334
Net assets	$ 304,998,754	$ 269,902,612

Certain prior year amounts have been reclassified to conform to the current year presentation.

Net investment income for the Master Trust is as follows:

	Year ended, December 31, 2006
Interest and dividends	$ 13,924,477
Net appreciation in fair value of investments	20,347,579
	$ 34,272,056

6. Master Trust Information (continued)

The percentage interests the Plan holds in each of the Master Trust funds at December 31, 2006 and 2005, are summarized as follows:

	2006	2005
Fidelity Managed Income Portfolio II – Class 2	5.0%	5.5%
Fidelity Diversified International Fund	2.3%	2.3%
Fidelity Dividend Growth Fund	3.4%	3.8%
Fidelity Mid-Cap Stock Fund	3.1%	3.6%
Fidelity Value Fund	5.8%	0.0%
Fidelity Capital Appreciation Fund	2.1%	0.0%
Fidelity Freedom Income Fund	7.2%	8.2%
Fidelity Freedom 2000 Fund	6.3%	7.9%
Fidelity Freedom 2010 Fund	4.2%	4.0%
Fidelity Freedom 2015 Fund	11.1%	0.0%
Fidelity Freedom 2020 Fund	6.8%	7.0%
Fidelity Freedom 2025 Fund	8.7%	0.0%
Fidelity Freedom 2030 Fund	1.7%	1.8%
Fidelity Freedom 2035 Fund	0.01%	0.0%
Fidelity Freedom 2040 Fund	9.7%	8.7%
Fidelity Freedom 2045 Fund	0.7%	0.0%
Fidelity Freedom 2050 Fund	0.2%	0.0%
American Funds EuroPacific Growth Fund Class R5	6.4%	0.0%
American Century Large Company Value Fund	3.6%	0.0%
Spartan U.S. Equity Index Fund	7.0%	7.9%
Neuberger & Berman Genesis Trust Fund	2.8%	2.4%
Hanson Stock Fund	1.7%	1.2%
BrokerageLink Fund	0.0%	0.0%

6. Master Trust Information (continued)

Net investment income (loss) of the Master Trust Accounts for the year ended December 31, 2006, and the Plan's share of net investment income (loss) of each Master Trust fund are summarized as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments	Interest and Dividends	Net Investment Income	Share in Net Investment Income
Fidelity Managed Income Portfolio II – Class 2	$ 0	$ 4,502,555	$ 4,502,555	5.3%
Fidelity Diversified International Fund	1,680,109	1,148,389	2,828,498	2.4%
Fidelity Dividend Growth Fund	2,107,322	889,280	2,996,602	3.7%
Fidelity Mid-Cap Stock Fund	1,912,727	1,022,667	2,935,394	3.6%
Fidelity Value Fund	11,453	75,961	87,414	4.2%
Fidelity Capital Appreciation Fund	17,659	44,484	62,143	0.8%
Fidelity Freedom Income Fund	18,430	47,233	65,663	6.9%
Fidelity Freedom 2000 Fund	14,486	37,453	51,939	6.4%
Fidelity Freedom 2005 Fund	970	2,768	3,738	0.0%
Fidelity Freedom 2010 Fund	180,560	264,366	444,926	4.4%
Fidelity Freedom 2015 Fund	27,083	34,444	61,527	14.4%
Fidelity Freedom 2020 Fund	642,498	663,974	1,306,472	7.5%
Fidelity Freedom 2025 Fund	17,858	19,045	36,903	5.6%
Fidelity Freedom 2030 Fund	1,975,915	1,750,497	3,726,412	1.8%
Fidelity Freedom 2035 Fund	6,923	7,554	14,477	0.3%
Fidelity Freedom 2040 Fund	58,786	57,130	115,916	9.4%
Fidelity Freedom 2045 Fund	703	305	1,008	0.1%
Fidelity Freedom 2050 Fund	460	819	1,279	0.0%
American Funds EuroPacific Growth Fund Class R5	76,734	154,199	230,933	7.6%
American Century Large Company Value Fund	49,963	13,047	63,010	0.1%
Spartan U.S. Equity Index Fund	2,051,384	288,044	2,339,428	7.5%
Neuberger & Berman Genesis Trust Fund	(325,267)	1,773,436	1,448,169	2.8%
Hanson Stock Fund	9,675,315	924,375	10,599,690	1.5%
BrokerageLink Fund	145,508	202,452	347,960	0.0%
	$ 20,347,579	$ 13,924,477	$ 34,272,056	

7. Related Party Transactions

The Master Trust purchased or received 20,500 and 22,981 Hanson PLC ADSs, and sold or distributed 29,700 and 25,810 Hanson PLC ADSs during the years ended December 31, 2006 and 2005, respectively. Dividend income from Hanson PLC ADSs was $882,241 for the year ended December 31, 2006.

Certain Plan investments are shares of mutual funds, as well as units of the Fidelity Managed Income Portfolio II which are managed by the Trustee; therefore, these transactions qualify as party-in-interest. Transactions with parties-in-interest also include fees paid during the year for trustee, accounting, and other services and contributions paid to the Plan by the Company.

8. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated July 29, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net assets available for benefits per the financial statements	$ 12,665,088
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common collective trust	(62,085)
Net assets available for benefits per the Form 5500	$ 12,603,003

The following is a reconciliation of net increase resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Plans Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net increase resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Plans Master Trust per the financial statements	$ 1,091,259
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common collective trust at December 31, 2006	(62,085)
Net increase resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Plans Master Trust per Form 5500	$ 1,029,174

The amount related to fully benefit-responsive investment contracts held by a common collective trust is recorded on the Form 5500 at fair value versus contract value per the financial statements as described in Note 6.

11. Subsequent Events

Effective January 1, 2007, the Plan was amended to allow participants to transfer 33% of the participant's employer contributions invested in the Hanson Stock Fund into any other investment fund offered by the Plan.

As a result of the acquisition of Price Brothers Company in March 2007, the assets of the Price Brothers Company Union Employees Savings Plan will be merged into and with the Plan on July 3, 2007.

Due to the acquisition of Eagle Precast Company in April 2007, the assets of the Eagle Precast Company 401(k) Plan that are attributable to union hourly employees will be merged into and with the Plan in September 2007.

In early May 2007, HeidelbergCement offered to buy Hanson. If approved by the shareholders and all necessary regulatory approvals are received and conditions met, the sale is anticipated to become final later in 2007. The impact of this transaction on the Plan is not yet known.

Effective May 22, 2007, the Plan was amended to remove the investment restrictions on employer matching and profit-sharing contributions in the Hanson Stock Fund. After such date, participants will be allowed to transfer any amounts out of the Hanson Stock Fund into any other investment fund offered by the Plan.

Supplemental Schedule

EIN 54-2133605
Plan # 005

Hanson Building Materials America
Retirement Savings & Investment Plan
for Collectively Bargained Employees

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
* Participant loans	Rates ranging from 4.75% to 9.5%, with maturity dates up to February 21, 2012	$ –	$ 816,543

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Date:	June 28, 2007	By:	/s/ James Guerriero
		Name:	James Guerriero
		Title:	Director of Benefits and Authorized Representative of the Hanson Building Materials America Retirement Plans Committee

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-14024) pertaining to the Hanson Building Materials America Retirement Savings & Investment Plan for Collectively Bargained Employees of our report dated June 26, 2007, with respect to the financial statements and schedule of the Hanson Building Materials America Retirement Savings & Investment Plan for Collectively Bargained Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst + Young LLP

Dallas, Texas
June 26, 2007

END